

January 16, 2009

<u>Via U.S. mail</u>

Mr. Todd Larsen
President and Chief Executive Officer
First Corporation
254-16 Midlake Boulevard
Calgary, AB Canada T2X 2X7

> **Re: First Corporation**
> **Amendment No. 2 to Schedule 14C**
> **Filed December 17, 2008**
> **File No. 0-52724**
>
> **Form 10-Q/A-2 for the period ended March 31, 2008**
> **Filed December 17, 2008**

Dear Mr. Larsen:

       We have completed our review of the above referenced filings and your response letter and have no further comments at this time.

                                             Sincerely,

                                             H. Roger Schwall
                                             Assistant Director

cc: C. Moncada-Terry
       T. Levenberg

       <u>via Facsimile</u>
       Joseph Emas
       305-531-1274